June 12, 2006
BY EDGAR
United States Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549-7010
Attention: Ms. Jennifer Thompson
Mail Stop 7010

RE:	Cooper Tire & Rubber Company Form 10-K for the year ended December 31, 2005 Filed March 1, 2006

Form 10-Q for the quarterly period ended March 31, 2006 Filed May 3, 2006

File No. 1-4329
Ladies and Gentlemen:
     Reference is made to the letter dated May 30, 2006 setting forth the Staff’s comments relating to the above referenced reports filed by Cooper Tire & Rubber Company (the “Company”). Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the year ended December 31, 2005
Item 7 — Management’s Discussion and Analysis
Liquidity and Capital Resources, page 22
Comment 1.
We note your analysis of cash provided by operating activities. In future quarterly and annual filings, please revise your analysis to provide your readers with better insight into the underlying factors that contributed to significant changes seen on your statements of cash flows. In this regard, we note your statement that your accounts payable balances and your pension funding in excess of expense decreased, but the underlying reasons for these decreases are not clear. Refer to our Release 33-8350, available on our website at
www.sec.gov/rules/interp/33-8350.htm.

United States Securities and Exchange Commission
June 12, 2006

Response:
In future quarterly and annual filings, the Company will provide readers with more detailed information regarding significant changes on the statements of cash flows. The accounts payable balances at the end of 2004 were unusually large as a result of a backlog of invoices and the balances at December 31, 2005 represent more normal levels. The pension funding in excess of expense decreased in 2005 when compared to 2004 when the Company contributed an additional $57 million in pension funding as a result of cash generated by the sale of Cooper-Standard Automotive.
Contractual Obligations Table, page 24
Comment 2.
It appears that you have material contractual obligations related to interest on your outstanding debt. Please revise future filings to include your interest obligations, either in this table or in narrative form immediately below the table. If you provide this information in narrative form, please use the same periods (e.g. less than one year, one to three years) seen in the table. Refer to footnote 46 in our Release 33-8350.
Response:
In future filings the Company will include its interest obligations on its outstanding debt in its contractual obligations table.
Critical Accounting Policies — Pension and Postretirement Benefits, page 27
Comment 3.
Please revise future filings to provide a sensitivity analysis for changes in the key assumptions used in estimating your pension and postretirement benefits. Refer to Section 5 of our Release 33-8350.
Response:
In future filings, the Company will provide a sensitivity discussion for changes in the key assumptions used in estimating its pension and postretirement benefits.
Item 8 — Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 34
Comment 4.
We note that your reconciliation of cash flows from operating activities begins with income/loss from continuing operations. Please note that paragraph 28 of SFAS 95

United States Securities and Exchange Commission
June 12, 2006

indicates that companies that use the indirect method of reporting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please confirm to us that you will revise your statements of cash flows accordingly in future periodic filings.
Response:
In future filings the Company will reconcile net income/loss to cash flows from operating activities.
Significant Accounting Policies
Long-Lived Assets, page 36
Comment 5.
We read that you amortize your definite-lived intangibles over a range from five to 30 years. Please revise future filings to provide the range for each major intangible asset class as indicated in your Goodwill and Intangibles footnote on page 44. Refer to paragraph 44(a) (3) of SFAS 142.
Response:
In future filings the Company will include the amortization ranges for the definite-lived intangible asset categories as detailed in its Goodwill and Intangible Assets footnote.
Income Taxes, page 37
Comment 6.
We read that you recognize a valuation allowance if it is anticipated that some or all of a deferred tax asset may not be realized. Please confirm to us, and clarify in future filings, that you recognize a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized. Refer to paragraph 17(e) of SFAS 109.
Response:
The Company recognizes a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized. This disclosure will be included in future filings.
Stock-Based Compensation, page 38

United States Securities and Exchange Commission
June 12, 2006

Comment 7.
We read that you accelerated the vesting of your outstanding employee stock options during 2005 to avoid future stock compensation expense upon your adoption of SFAS 123R. Please confirm to us, if true, that this modification did not result in the recognition of a significant amount of stock compensation expense in 2005.
Response:
The Company did not recognize additional stock compensation expense as a result of the accelerated vesting of its outstanding employee stock options during 2005. The description of the acceleration and the impact was disclosed in the Stock-based compensation pro forma disclosures in the Significant Accounting Policies footnote.
Unconditional Purchase Orders, page 58
Comment 8.
We note your disclosure of noncancelable purchase orders. We also read at the bottom of page 4 that you have various long-term agreements and long-term supply contracts for natural rubber, natural gas, steel-based tire reinforcement materials, and other principal materials. In future filings, please ensure that you disclose the major terms of all long-term supply contracts in your footnotes to give your readers insight into your commitments, or tell us why you do not think these disclosures are applicable.
Response:
In future filings the Company will disclose additional information concerning these commitments.
Selected Quarterly Data, page 62
Comment 9.
We note your amendment to correct the numbers disclosed in this section of your filing. Please revise future filings to clearly label the numbers you are disclosing. In this regard, we note that you have a line titled “net income/loss”, but you appear to be reflecting your net income/loss from continuing operations instead.
Response:
The Selected Quarterly Data reflects amounts associated with continuing operations. In future filings the Company will clearly label the numbers to inform the reader the amounts disclosed represent the continuing operations of the Company.

United States Securities and Exchange Commission
June 12, 2006

Item 9A — Controls and Procedures, page 64
Comment 10.
We read that your disclosure controls and procedures were effective in identifying the information required to be disclosed in your periodic reports filed with the SEC and ensuring such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Please confirm to us, if true, and revise future filings to clarify that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).
Response:
The Chief Executive Officer and Chief Financial Officer have signed certifications the Company is in compliance with Exchange Act Rule 13a — 15(e). In future filings the Company will disclose its conclusion on whether its disclosure controls are “effective” or “ineffective” in Item 9A without providing any part of the definition of disclosure controls and procedures.
Comment 11.
We note that your amendment filed on March 2, 2006 did not include Item 9A. We remind you that any amendment that requires new certifications also requires updated disclosures under Item 9A of Form 10-K. Please amend your Form 10-K accordingly. You should also address the reason for your amendment in your consideration of the effectiveness of your disclosure controls and procedures, and conclude in light of the reason for the amendment whether you still believe your disclosure controls and procedures at year end were effective.
Response:
The Company did not include Item 9A when it filed Amendment No. 1 to its Form 10-K. The amendment, which was filed within 24 hours of the original filing, was to correct three lines of data within the Selected Quarterly Data schedule that had been incorporated from an incorrect version of an underlying spreadsheet. The data was correctly reported on each quarterly Form 10-Q and was transposed in the preparation of this schedule. We did not view this as a significant control deficiency and the corrections did not impact our evaluation of disclosure controls and procedures.

United States Securities and Exchange Commission
June 12, 2006

You have advised us that Item 9A should have been included in the amended filing, along with the updated certifications which were included, and have asked that we further amend the Form 10-K to do so. We respectfully request that no further amendment be deemed necessary given the nature of the error and our timely amendment. Further, while no matters have come to my attention to change our evaluation, we believe the value to the public in filing an additional amendment at this time does not warrant the cost of internal due diligence required to enable us to update Item 9A to the date of such filing.
Form 10-Q for the period ended March 31, 2006
Note 2, page 5
Comment 12.
We note your disclosures concerning your acquisition of 51% of Cooper-Chengshan. We read that an additional $20,650 is due to the seller upon completion of certain actions. Please revise future filings, if applicable, to more clearly describe these actions that will trigger additional payment.
Response:
In future filings, if the additional $20,560 has not yet been paid to the seller, the Company will more fully describe the actions that will trigger the additional payment.
Comment 13.
We read that your preliminary purchase price allocation is based on estimates of the fair values of the acquired assets and liabilities at March 31, 2006. Please tell us, and if applicable revise future filings to clarify, why you are not allocating the purchase price based on the fair values at the date of acquisition, which appears to be February 4, 2006. Also revise future filings to provide the intangible asset disclosures required by paragraph 52 of SFAS 141, or tell us why you do not think these disclosures are applicable.
Response:
The Company estimated the fair value of the assets and liabilities as of February 4, 2006, the date of the acquisition. Certain estimates were updated during the first quarter and the amounts disclosed in the Form 10-Q reflected the best estimates of the fair values of the assets and liabilities as of the date of acquisition.
The Company is conducting appraisals of the tangible and intangible assets acquired in this transaction. When the appraisals are completed, more details on the intangible assets will be presented as required by paragraph 52 of SFAS 141.

United States Securities and Exchange Commission
June 12, 2006

Item 4 — Controls and Procedures, page 18
Comment 14.
We read that your disclosure controls and procedures were effective in identifying the information required to be disclosed in your periodic reports filed with the SEC and ensuring such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Please confirm to us, if true, and revise future filings to clarify that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).
Response:
The Chief Executive Officer and Chief Financial Officer have signed certifications the Company is in compliance with Exchange Act Rule 13a — 15(e). In future filings the Company will disclose its conclusion on whether its disclosure controls are “effective” or “ineffective” in Item 9A without providing any part of the definition of disclosure controls and procedures.

The Company acknowledges that:
It is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings; and
It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions regarding the Company’s responses to the Commission’s comments, please advise me in writing as soon as practicable.

Sincerely,
/s/ Philip G. Weaver
Philip G. Weaver
Vice President and Chief Financial Officer (Principal Financial Officer)

United States Securities and Exchange Commission
June 12, 2006

cc:	Jeanne Baker, United States Securities and Exchange Commission John Cash, United States Securities and Exchange Commission